Exhibit 99.1

FINANCIAL REVIEW	THIRD QUARTER 2021

ABOUT IDEX BIOMETRICS

IDEX Biometrics ASA is a leading developer of fingerprint identification and authentication solutions, based on patented and proprietary sensor technologies, integrated circuit designs, and software, targeting battery-less, card-based applications. We also may license our technologies to third parties. Manufacturing is outsourced to large and established semiconductor fabrication companies and established providers of manufacturing, assembly, and test services.

We were incorporated in Norway in 1996 and became a public company in 2010. Our ordinary shares are listed on the Oslo Børs, and our American Depositary Shares are listed on Nasdaq. Our corporate headquarters is in Oslo, Norway, and we have operations in Farnborough, England (U.K.), Rochester, New York (U.S.A.), Wilmington, Massachusetts (U.S.A.), and Shanghai, China.

Products and Technology

In 2020, we launched our next-generation solution, the TrustedBio® family of products. This third generation of products was specifically designed to substantially reduce biometric payment cards costs and manufacturing challenges, while significantly improving both performance and security.

Our products are based on a portfolio of proprietary technologies, many of which are patented, including fingerprint sensors, fingerprint ASICs (i.e., application specific integrated circuits executing a range of functions), biometric software and matching algorithms, card operating system and applet software, and remote enrollment solutions. Our fingerprint solutions can be used in dual interface, contactless-only, and contact only payment cards, offering a complete biometric authentication capability, integrating fingerprint image sensing, biometric processing, system power management, and encryption functions. We believe IDEX Biometrics offers the highest performing and most cost-effective fingerprint authentication solutions on the market.

We also offer a patented remote enrolment solution, overcoming a long-standing obstacle to adoption of fingerprint authentication in payment cards. Using our patented remote enrollment solutions, cardholders can easily store their fingerprints and activate their cards remotely (i.e., without the need to visit a bank branch), without communicating sensitive biometric information to third parties. We are developing alternative approaches to enrolment, further reducing the costs of enrolment, while further simplifying the process.

FINANCIAL REVIEW	THIRD QUARTER 2021

Competitive Positioning

Our core competencies are in integrated system design and are based on proven expertise in biometric applications, software development, circuit design, and manufacturing/packaging. We are adept at problem-solving and creative collaboration with customers and partners across the card industry supply chain.

Our mission is to provide differentiated solutions to customers, enabling those customers to meaningfully differentiate their own products. With the redirection of our strategy in 2018, we have focused our competencies solely on the emerging market for biometrically-enabled authentication applications, primarily delivered in card form factors with no battery power.

IDEX Biometrics is the only market participant that has developed full fingerprint biometric solutions specifically targeting such cards, using patented and proprietary innovations integrated into highly-differentiated solutions. By doing so, we seek to avoid the commoditization pressures that have characterized the broader market for stand-alone fingerprint sensors.

The Company’s solutions utilize a patented sensor design, which separates the fingerprint sensor into two components sharing a single package: a flexible, polymer-based sensor array and a separate ASIC (described above), delivering demonstrably superior performance and compelling economics. No competitor offers such a solution.

Direct competitors in fingerprint sensors utilize semiconductor-based image sensors, with no onboard processing. As the cost of semiconductors is a function of their size, efforts to reduce sensor costs has led to smaller, less effective sensors from competitors.

Such sensors offer one-dimensional functionality, essentially capturing an image, rendering a bitmap, and transferring that bitmap to a third-party microprocessor for image processing and authentication functions. Biometrically-secured cards using competitors’ sensors must be designed to address this limited functionality, and such designs typically require multiple components (e.g., separate microprocessors for biometric functions and power harvesting/power management), while burdening the secure element (SE) microprocessor with computational tasks that require additional, customized software development. Such cards can be notably slower in transaction time, in part because of the memory and power management challenges of the complex design.

FINANCIAL REVIEW	THIRD QUARTER 2021

Additional components and system customization contribute to higher card costs, manufacturing complexities, and development delays, the elimination of which is the foundation of the TrustedBio value proposition.

Our Opportunity

We are confident the development of the market for biometric payment cards is accelerating. The Company’s goal, since our strategic repositioning in 2018 to focus on card-based fingerprint authentication, has been to address the primary supply-side cause of delayed market development: the cost of a high-performance card.

With TrustedBio, we believe IDEX offers a highly-differentiated solution, with the highest level of performance at a compelling price point, positioning the Company to achieve its objective of becoming the leading provider of fingerprint biometric solutions for payment cards and adjacent market applications.

Note Regarding the COVID-19 Pandemic

From March 2020 until May 2021, we ceased all travel and face-to-face meetings, and most staff were asked to work from home. Staff that needed to work at one of our facilities did so in line with local government guidelines. During the second quarter of 2021, we resumed corporate travel, although at a reduced level. We also relaxed our policies associated with remote work and office attendance, although we allow employees and contractors to make their own choices regarding how best to remain productive while remaining healthy and safe. We do not have a corporate vaccination policy, but we strongly encourage all employees and contractors to be vaccinated for COVID-19.

To date, we have not experienced any significant delays in development projects. However, the pandemic did cause certain, short-term delays in 2020 and for the first nine months of 2021, including delays in card certification and the temporary postponement of customer activities (e.g., the start-dates of certain biometric card pilots were delayed).

As of this writing, the emergence of the new, problematic variants of the COVID-19 virus has caused authorities worldwide to reconsider steps to limit the spread of these more contagious strains of the virus. Should governments in the countries in which we operate reimpose restrictions on interpersonal contact, workplace access, and travel, we may experience reduced productivity, and customers and potential customers may delay orders.

FINANCIAL REVIEW	THIRD QUARTER 2021

CEO’S COMMENTS / COMMERCIAL HIGHLIGHTS

November 3, 2021

Our financial results for the third quarter were indicative of the positive trends that have been improving since late last year. We believe events of the last few weeks are indicative of the strengthening of these trends, supporting our positive outlook.

During the third quarter, we shipped higher volumes of fingerprint authentication solutions to payment card manufacturers in the early stages of production. We also continued shipping sustained volumes to our early-adopting customer in data access control. Our pipeline of promising opportunities continues to expand, as reflected by our increased backlog, which is at an all-time high.

Our confidence in the arrival of the long-awaited uptake of fingerprint-based card authentication is higher than ever before. Banks, challenger banks, FinTechs, and other issuers are moving off the sidelines and aggressively entering the game. Our partners IDEMIA Group and Zwipe are experiencing rapid increases in the number of design wins and broadening of pilot programs, and both are anticipating high growth in card volumes in 2022.

IDEMIA just announced that both Mastercard and VISA have certified the F.CODETM payment card platform, which is secured by our TrustedBio® fingerprint authentication solution. These certifications will allow IDEMIA to deploy this best-in-class payment card to issuers worldwide, increasing security for many millions of users. Concurrent with these certifications, IDEMIA placed a purchase order with IDEX Biometrics in support of accelerated deployment of the F.CODE platform. This purchase order is the largest booking for TrustedBio received to date by IDEX Biometrics, and deliveries are scheduled to begin early in the first quarter of 2022.	IDEMIA’s F.CODE Payment Card

FINANCIAL REVIEW	THIRD QUARTER 2021

Together with our partner Infineon Technologies, we are experiencing high interest in the card reference design we introduced jointly in July, and we expect to be finalizing several important design wins in the near-term with card manufacturers already engaged with Infineon. The reference design now enables an integrated biometric smart card solution for card manufacturers, reducing the costs and complexities of card design and manufacturing, while accelerating time-to-market.

We believe this reference card design further differentiates us from competitors’ offerings, which do not have the level of integration enabled by our TrustedBio approach to optimizing biometric processing. Because our TrustedBio module incorporates a proprietary, high-performance ASIC delivering both biometric processing and power management functions, no additional computational burdens are placed on Infineon’s SE (the SLC38 security controller) and no power management components are required.

We are excited and pleased by our collaboration with Infineon, as we believe our reference design has established the industry performance standard for biometrically-enabled smart cards. We are gratified by the emphasis placed by Dr. Reinhard Ploss, Chief Executive Officer, on the importance of Infineon’s relationship with IDEX Biometrics, in his remarks during Infineon’s third quarter earnings call:

“…the proliferation of small and connected devices is leading to an ongoing design win momentum... On the security side, we have announced a reference design for the next-generation biometric smart card architecture together with the Norwegian biometric specialist IDEX. It enables fingerprint authentication with low latency, high accuracy, and power efficiency. The integration of the fingerprint sensor, the secure element, power management, and communications reduces the complexity of card manufacturing, which shortens time to market and lowest cost.”

Within the third quarter, we announced a brand extension of the TrustedBio product line, “Max,” which incorporates our most recent advances in biometric processing and system design. TrustedBio Max has been designed to enable ease of integration with leading secure elements. Earlier in the year, we successfully integrated IDEX’s sensor and software into a financial payment card based on the THD89 SE from Tongxin

FINANCIAL REVIEW	THIRD QUARTER 2021

Microelectronics. This card, produced by our customer Goldpac Fintech, subsequently received certification from China UnionPay, the largest payment network in China. We see significant potential for numerous fully-integrated card solutions based on leading secure elements, running our proprietary card operating system and applets, and secured by our TrustedBio Max authentication solution.

Goldpac Fintech’s Payment Card

The rapidly developing digital currency space, notably in China, continues to represent a very promising opportunity for IDEX Biometrics. During the third quarter, we announced an important design win with Union Smart Card, which is utilizing our fingerprint authentication solution to secure an innovative “cold wallet” card solution, in collaboration with the six state-owned banks for use in implementation of the Digital Currency/Electronic Payment (DCEP) initiative. This product, with a screen and a keyboard, is the most complete and easy-to-use cold wallet available, and is a secure alternative to mobile wallets on smartphones.

Trials of biometrically-authenticated payment cards with China Construction Bank and Postal Savings Bank of China continue. We anticipate guidance in the immediate future from the Chinese central bank, the People’s Bank of China, as to the scope, nature, and timing of full deployment. We also continue our pursuit of additional DCEP, bank payment card, and access control opportunities with important Chinese partners.

Union Smart Card’s “Cold Wallet”

As discussed last quarter, we are executing on a focused strategy to position IDEX Biometrics as the leading provider of biometric authentication solutions for payment cards and adjacent market applications, partnering with leading vendors across the card supply chain. We see our value proposition as providing highly-integrated, high-performance solutions that enable our customers to design products that are as differentiated as our own. We have developed new, highly-differentiated solutions to meet the demanding technical challenges of card-based applications, without batteries, and are aggressively pursuing still-evolving market segments. We are achieving this progress despite the challenges of a global pandemic and a constrained semiconductor supply chain.

FINANCIAL REVIEW	THIRD QUARTER 2021

We continue to attract accomplished professionals to IDEX Biometrics, with notable expansion during the quarter of our customer-facing team. Given encouraging developments in the market segments we are targeting, we have been making an organizational pivot from developing technologies to commercializing solutions, while maintaining our focus on differentiation as the core of our strategy.

My colleagues and I expect the coming quarters will be very exciting.

Vince Graziani

Chief Executive Officer

FINANCIAL REVIEW	THIRD QUARTER 2021

FINANCIAL REVIEW

Statements of profit and loss

Third quarter and year-to-date revenue growth was primarily the result of increased shipments to an important early adopter implementing a global network access control application based on the Company’s second-generation solution. Shipments to this customer began in the second half of 2020. Incremental quarter-to-quarter revenue growth through 2021 has been primarily due to increased shipments of the Company’s current generation solutions (i.e., products from the TrustedBio product line). Such shipments largely have been associated with small-volume issuer trials and similar pre-production testing and assessment by customers and issuers.

For the third quarter ended September 30, 2021, IDEX Biometrics recorded consolidated revenue of $732 thousand. Sequentially, third quarter revenue increased approximately 5% from the second quarter of 2021, reflecting the aforementioned increase in shipments of our current generation solutions. By comparison, third quarter 2020 revenue was $258 thousand, for a year-over-year increase of 195%.

For the first nine months of 2021, the Company recorded consolidated revenue of $2.1 million, compared to $497 thousand for first nine months of 2020, representing an increase of approximately 313%.

During the third quarter of 2021, the Company did not incur delays in customer shipments due to supply chain constraints within the semiconductor industry. Ongoing supply chain constraints may affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s backlog and unit volumes expand, as we forecast.

Total operating expenses for the third quarter of 2021, inclusive of Purchases, net of inventory change, were $8.2 million, which was flat sequentially from the second quarter of 2021. Operating Expenses were $7.1 million in the third quarter of 2020, with the approximately 16% year-over-year increase associated with higher headcount and a partial resumption of activities that were limited in 2020 by the pandemic (e.g., travel), as well as an increase in other operating expenses due to the 2021 listing of the Company’s American Depositary Shares (ADSs) on the Nasdaq (e.g., listing fees and liability insurance for directors and officers).

FINANCIAL REVIEW	THIRD QUARTER 2021

Total operating expenses for the first nine months of 2021, inclusive of Purchases, net of inventory change, were $24.4 million, compared to $19.7 million for the first nine months of 2020, representing an increase of approximately 24%. This increase reflected the higher consumption of inventories associated with increased product sales and the costs of higher headcount, including higher share-based compensation costs. The increase also included one-time and ongoing costs associated with the aforementioned listing of the Company’s ADSs, as well as the absence during the current period of $1.2 million of government grants offsetting research costs recorded during the prior period.

Purchases, net of inventory change, totaled $300 thousand for the third quarter of 2021. Sequentially, Purchases, net of inventory change, were flat, reflecting a minor shift in the mix of products shipped during the third quarter from that of the second quarter. Purchases, net of inventory change, increased by $255 thousand for the third quarter of 2021, compared to $45 thousand for the third quarter of 2020, reflecting higher consumption of inventories associated with increased product sales.

Purchases, net of inventory change, totaled $824 thousand for the first nine months of 2021, compared to $97 thousand for the first nine months of 2020, reflecting similar circumstances to those that influenced the third quarter total.

Gross profit, as a percentage of revenue1, was approximately 59% for the third quarter of 2021, compared sequentially to approximately 56% in the second quarter of 2021. For the third quarter of 2020, a similarly calculated gross profit margin was approximately 82%, with the higher figure reflecting product mix. On a year-to-date basis, a similarly calculated gross profit margin for the nine months ended September 30, 2021, was approximately 60%, compared to approximately 80% for the nine months ended September 30, 2020, reflecting the shift to product revenue from service revenue during the prior period.

[1]

The gross profit and gross profit margin figures discussed herein are characterized as non-GAAP measures under International Financial Reporting Standards (IFRS). The Company is a fabless developer of semiconductor-based products, meaning it does not manufacture the products it designs and sells. If the Company were to present expenses in its Consolidated Statements of Profit and Loss on a basis reflecting their function, in contrast to the presentation of expenses by their nature as presented herein, it would present a cost of goods sold figure that would include expenses associated with manufacturing overhead. At the present time, such expenses are limited to the compensation and related costs associated with two employees responsible for supply chain management, and such expenses are presented as Operating expenses in the Consolidated Statements of Profit and Loss herein. The Company does not believe such expenses have been material to the calculation of gross profit, which is defined as Revenue less Purchases, net of inventory change, with gross profit margin defined as the quotient of gross profit divided by Revenue. In the future, the Company will assess the appropriate presentation of the Consolidated Statements of Profit and Loss based on circumstances and, as such, the calculation of gross profit margins.

FINANCIAL REVIEW	THIRD QUARTER 2021

Payroll expenses, the Company’s largest expense category, totaled $5.0 million for the third quarter of 2021, up from $4.3 million for the corresponding period of 2020, reflecting a higher current number of employees.

Payroll expenses totaled $14.8 million for the first nine months of 2021, in contrast to $12.5 million recorded for the first nine months of 2020. The increase reflects a higher number of employees, the reinstatement of salary levels for the third quarter of 2020 (after a temporary reduction of salaries for the second quarter of 2020), and higher share-based compensation associated with higher levels of subscription rights awards to new employees.

The number of employees on a full-time equivalent basis totaled 109, 109, and 99 as of September 30, 2021, June 30, 2021, and September 30, 2020, respectively. The year-over-year increase reflects net personnel additions in sales and marketing, which are associated with the organizational pivot of the Company from development activities to a commercial focus.

Share-based (i.e., non-cash) compensation expense totaled $507 thousand for the third quarter of 2021, in contrast to the $1.1 million recorded for the third quarter of 2020 and the $558 thousand recorded for the second quarter of 2021. Expenses in the third quarter of 2020 included share-based compensation associated with the payment of a portion of bonuses associated with the 2019 incentive plan in restricted shares (in lieu of cash).

Share-based compensation expense totaled $1.9 million for the first nine months of 2021, in contrast to $2.1 million recorded for the first nine months of 2020. The year-over-year increase is attributable to compensation expense associated with the aforementioned awards to employees of restricted shares during the third quarter of 2020, as well as the implementation of the Employee Stock Purchase Plan in September 2020.

FINANCIAL REVIEW	THIRD QUARTER 2021

Research and development (R&D) expenses, as presented, include the costs of product development, prototype manufacturing, and pre-release product testing, but do not include the cost of employees engaged in R&D, which are presented in Payroll expenses. R&D expenses also include, as offsets to expense, government grants made in support of R&D activities. Receipt of such grants are subject to the timing of the completion of qualifying activities. R&D expenses, as presented, totaled $659 thousand for the third quarter of 2021, in contrast to $930 thousand for the third quarter of 2020 and $881 thousand for the second quarter of 2021.

R&D expenses totaled $2.1 million for the first nine months of 2021, in contrast to $2.0 million for the first nine months of 2020. During the first nine months of 2020, the Company received approximately $1.4 million of government grants, in contrast to approximately $138 thousand received during the current nine month period.

Other operating expenses, primarily expenses associated with marketing, sales, and administrative activities, totaled $1.7 million for the third quarter of 2021, in contrast to $1.4 million for the third quarter of 2020. Other operating expenses totaled $1.8 million for the second quarter of 2021.

Other operating expenses totaled $5.2 million for the first nine months of 2021, in contrast to $3.8 million for the first nine months of 2020. Year-over-year increases are associated with higher accounting and legal fees associated with the Company’s listing of ADSs on Nasdaq, higher public and investor relations fees, and higher software licensing costs, offset by lower travel-related expenses.

Amortization and depreciation charges2 totaled $460 thousand for the third quarter of 2021, in contrast to $430 thousand for the third quarter of 2020 and $460 thousand for the second quarter of 2021.

[2]

Under IFRS 16 Leases, leased assets are capitalized, with corresponding assets and liabilities recorded on the Company’s Consolidated statements of financial position. As the Company presents operational expenses based on the nature of such expenses, payments on lease obligations are not recorded as Other operating expenses, but as a combination of Depreciation of right-of-use assets (a component of Amortization and depreciation expenses) and Interest expenses on lease liabilities (a component of Financial items). The amount of cash lease payments made by the Company is reported in the Consolidated statements of cash flows as Payments on lease liabilities (a component of Financing activities).

FINANCIAL REVIEW	THIRD QUARTER 2021

Amortization and depreciation charges totaled $1.4 million for the first nine months of 2021, in contrast to $1.3 million for the first nine months of 2020. The increased level of depreciation charges is primarily associated with the Company’s investment in various laboratory equipment and engineering tools during 2020.

Net financial items, consisting primarily of the net effect of currency adjustments and the net amount of interest income and interest expense, totaled expense of $9 thousand for the third quarter of 2021, in contrast to the income of $7 thousand recorded for the third quarter of 2020. Net financial items totaled to an expense of $156 thousand for the second quarter of 2021. The variation in net financial items between periods primarily is the result of fluctuations of the exchange rate of the U.S. Dollar to other currencies of countries in which IDEX Biometrics has operations.

Net financial items totaled income of $91 thousand for the first nine months of 2021, compared to expense of $513 thousand in the first nine months of 2020. The decrease in 2021 was driven primarily by reduced foreign exchange revaluation expense during the current nine month period due to the change in reporting currency of IDEX Biometrics ASA to U.S. Dollars, effective January 1, 2021.

The Company has recorded no income tax expense or benefit for the third quarter of 2021 or nine months ended September 30, 2021. An income tax benefit of $3 thousand was recorded for the third quarter of 2020. For the first nine months of 2020, the Company recorded an income tax benefit of $144 thousand, reflecting tax credits in the U.S. and UK. The Company operates at a loss, and a tax loss carryforward position is recorded for Norwegian tax purposes, although the Company has not recognized to date any deferred tax assets in its Statement of financial position.

Net loss for the third quarter of 2021 totaled ($7.5 million), representing a loss per share of ($0.01), in contrast to ($6.8 million) for the third quarter of 2020, representing a loss per share of ($0.01), and ($6.4 million) for the second quarter of 2021, representing a loss per share of ($0.01).

Net loss for the first nine months of 2021 totaled ($22.2 million), representing a loss per share of ($0.02), in contrast to ($19.5 million) for the first nine months of 2020, representing a loss per share of ($0.03).

FINANCIAL REVIEW	THIRD QUARTER 2021

Cash Flows

The Company incurred an operating cash deficit of ($6.3 million) for the third quarter of 2021, in contrast to ($6.1 million) for the third quarter of 2020 and ($6.7 million) for the second quarter of 2021.

The operating cash deficit for the first nine months of 2021 totaled ($19.9 million), in contrast to ($17.0 million) for the first nine months of 2020.

Investing activities (i.e., capital expenditures) were not significant for these periods.

Total cash flow from financing activities, including the net proceeds from the issuance of shares and the net proceeds from the exercise of subscription rights (i.e., stock options), net of payments associated with lease liabilities and debt obligations, totaled $36 thousand for the third quarter of 2021, in contrast to ($199) thousand for the third quarter of 2020.

For the first nine months of 2021, cash flow from financing activities totaled $25.7 million, in contrast to $9.6 million for the first nine months of 2020. IDEX Biometrics completed private placement transactions with net proceeds of approximately $25.5 million, $8.0 million, and $10.0 million during the first quarter of 2021 (February 15, 2021), the fourth quarter of 2020 (November 9, 2020), and the third quarter of 2020 (May 11, 2020), respectively.

The Company’s cash balance totaled $12.9 million as of September 30, 2021, in contrast to $5.7 million as of September 30, 2020, and $19.3 million as of June 30, 2021.

Financial position

The largest assets held on the Company’s Statement of financial position as of September 30, 2021, were cash of $12.9 million and acquired intangible assets of $3.1 million, representing 61% and 14% of total assets, respectively. Total intangible assets included goodwill of $968 thousand.

FINANCIAL REVIEW	THIRD QUARTER 2021

IDEX Biometrics has developed intellectual property and has incurred product development costs, the value of which generally are not recorded on the Statement of financial position, as, in management’s judgment, such value does not satisfy accounting criteria for capitalization. No development costs were capitalized during the nine months ended September 30, 2021.

Tangible fixed assets, including the right-of-use value of leased assets, totaled, net of accumulated depreciation, $1.8 million as of September 30, 2021, in contrast to $2.7 million as of September 30, 2020. Tangible fixed assets are comprised of scientific and test equipment, engineering tools, leasehold improvements, office equipment, and furniture with useful lives of three to seven years.

Inventory totaled $1.1 million as of September 30, 2021, in contrast to $834 thousand as of September 30, 2020, and $998 thousand as of June 30, 2021. IDEX Biometrics is a fabless developer of semiconductor-based products, meaning it does not manufacture the products it designs and sells. Inventory consists of raw materials (primarily semiconductor components and substrates provisioned to the Company’s contract manufacturing partners), work-in-progress (primarily incomplete assemblies held by manufacturing partners), and finished goods (completed fingerprint sensing devices held by the Company and available for sale).

As a result of significant and uncertain lead times across the electronics industry, the Company may hold historically high quantities of raw materials from time to time to satisfy expected demand. Similarly, given recent uncertainties associated with wafer foundry capacity and contract manufacturer scheduling, the Company has and may continue to opportunistically order raw materials and carry relatively large quantities of finished goods so that customer delivery schedules can be met. While inventory levels likely will continue to expand as order backlog increases and expectations of higher orders and shipments increase, management does not believe such large quantities of inventory represent, for the foreseeable future, a material risk to the Company’s financial position.

Customer accounts receivable totaled $758 thousand as of September 30, 2021, in contrast to $223 thousand as of September 30, 2020, and $724 thousand as of June 30, 2021. The increase in accounts receivable was the result of increased product shipments during the first nine months of 2021. All customer accounts were current as of September 30, 2021.

FINANCIAL REVIEW	THIRD QUARTER 2021

Total short-term liabilities totaled $2.6 million as of September 30, 2021, compared to $3.4 million as of September 30, 2020, and $3.2 million as of June 30, 2021. Quarterly variations in short-term liabilities are the result of activity levels (e.g., increased accounts payable levels associated with higher purchases of inventories) and the timing of expense accruals and the settlement of obligations.

Net working capital (i.e., short-term assets, excluding cash, less short-term liabilities) totaled $3.0 million as of September 30, 2021, in contrast to $1.9 million as of September 30, 2020, and $3.7 million as of June 30, 2021. Should revenue increase in the foreseeable future, as management anticipates, net working capital will increase, as levels of inventory and customer accounts receivable, partially offset by an increase in trade accounts payable, likely will rise with such an increase in revenue.

Equity totaled $18.6 million as of September 30, 2020, in contrast to $10.1 million as of September 30, 2020, and $25.0 million as of June 30, 2021. The net increase year-over-year was primarily the result of the issuance of shares associated with the Company’s two private placements during the period, offset by the net losses recorded for the four quarters.

In connection with its 2020 Annual Report, IDEX Biometrics reclassified $210.3 million of Retained losses against Paid-in capital. Total equity was not affected by the reclassification. The 2020 Annual Report was approved by the Company’s shareholders at the 2021 Annual General Meeting.

As of September 30, 2021, the Company had no debt to financial institutions or lenders.

Liquidity

The Company incurred an operating cash deficit of ($6.3 million) for the third quarter of 2021, in contrast to ($6.1 million) for the third quarter of 2020 and ($6.7 million) for the second quarter of 2021. The operating cash deficit for the first nine months of 2021 totaled ($19.9 million), in contrast to ($17.0 million) for the first nine months of 2020.

FINANCIAL REVIEW	THIRD QUARTER 2021

The primary operating cash items are the operating losses in each period, less non-cash expenses, including share-based compensation, depreciation, and amortization. Net working capital varies between quarters, mainly due to the timing of shipments, collections from customers, and disbursements to vendors.

The Company incurred capital expenditures of $20 thousand for the third quarter of 2021, in contrast to capital expenditures of $51 thousand for the third quarter of 2020 and $39 thousand for the second quarter of 2021.

The Company’s balance sheet solvency, defined as the value of cash and accounts receivable, less short-term liabilities, totaled $12.6 million as of September 30, 2021, in contrast to $3.9 million as of September 30, 2020, and $18.8 million as of June 30, 2021.

U.S. regulatory matters

On February 26, 2021, the Company’s securities registration statement on Form F-1 was declared effective by the U.S. Securities and Exchange Commission (SEC). This filing was associated with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s ordinary shares, which are listed on the Oslo Børs) on the Nasdaq Capital Market.

Pursuant to the Jumpstart Our Business Startups Act of 2012 (JOBS Act), IDEX Biometrics is considered an “emerging growth company,” and thereby is exempt from various certain U.S. reporting requirements. These exemptions allow for reduced disclosure in periodic U.S. filings and deferral of the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002. The Company will remain an emerging growth company until 2025, unless it reaches certain revenue, market capitalization, or debt issuance thresholds. As of September 30, 2021, the Company met the criteria to remain considered an emerging growth company.

Similarly, the Company is considered a “foreign private issuer” pursuant to SEC rules, promulgated under the U.S. Securities Exchange Act of 1934, as amended, (Exchange Act). As such, the Company is not required, among various exemptions, to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. registrants.

FINANCIAL REVIEW	THIRD QUARTER 2021

Notably, IDEX Biometrics currently is not required to file quarterly reports with the SEC on Form 10-Q. The Company is required to file a Form 6-K in association with the disclosure of significant events, including the filing of this report with Norwegian regulatory authorities.

Companies utilizing the foreign private issuer exemptions must confirm their status at the conclusion of their third fiscal quarter, which, for the Company, is September 30, 2021. To maintain such status, a majority of the Company’s voting securities must be either directly or indirectly owned of record by non-residents of the U.S., or the following criteria must be met: (i) a majority of the Company’s executive officers or directors cannot be U.S. citizens or residents; (ii) more than 50% of the Company’s assets must be located outside the U.S.; and (iii) the Company’s business must be administered principally outside the U.S. As of September 30, 2021, the Company met the criteria to remain considered a foreign private issuer.

November 3, 2021

The Board of Directors of IDEX Biometrics ASA

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Quarters		First nine months		Full year
Amounts in USD 000s	Note	Q3 2021	Q3 2020	2021	2020	2020
Operating revenue
Product revenue	4	731	246	2,050	420	1,013
Service revenue	4	1	2	3	77	82

Total revenue		732	248	2,053	497	1,095

Operating expenses
Purchases, net of inventory change		300	45	824	97	275
Payroll expenses	5	5,044	4,275	14,827	12,466	17,672
Research and development expenses	6	659	930	2,148	2,039	1,895
Other operating expenses	7	1,729	1,370	5,205	3,779	5,936
Amortization and depreciation	8	460	430	1,374	1,280	1,719

Total operating expenses		8,192	7,050	24,378	19,661	27,497

Loss from operations		(7,460)	(6,802)	(22,325)	(19,164)	(26,402)

Financial income	9	1	317	117	585	26
Financial cost	9	(10)	(310)	(26)	(1,072)	(477)

Loss before tax		(7,469)	(6,795)	(22,234)	(19,651)	(26,853)

Income tax benefit (expense)	10	—	3	—	144	99

Net loss for the period		(7,469)	(6,792)	(22,234)	(19,507)	(26,754)

Loss per share, basic and diluted (USD)	11	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Quarters		First nine months		Full year
Amounts in USD 000s	Q3 2021	Q3 2020	2021	2020	2020
Net loss for the period	(7,469)	(6,792)	(22,234)	(19,507)	(26,754)
Foreign currency translation differences	274	(622)	123	(209)	670

Total comprehensive income (loss) for the period, net of tax	(7,195)	(7,414)	(22,111)	(19,716)	(26,084)

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Amounts in USD 000s	Note	September 30, 2021	September 30, 2020	December 31, 2020
Assets
Non-current assets
Goodwill		968	871	968
Intangible assets		2,084	2,123	2,442

Total intangible assets		3,052	2,994	3,410

Property, plant and equipment		1,413	1,661	1,667
Right-of-use assets		381	1,017	1,016
Non-current receivables		103	72	75

Total non-current assets	8	4,949	5,744	6,168

Current assets
Inventory	13	1,094	834	859
Trade receivables		758	223	487
Prepaid expenses		909	655	1,031
Other current receivables		588	686	1,163
Cash and cash equivalents		12,938	5,704	7,298

Total current assets		16,287	8,102	10,838

Total assets		21,236	13,846	17,006

Equity and liabilities
Equity
Share capital		18,809	16,505	17,251
Share premium		28,368	206,624	3,608
Other paid-in capital		20,562	17,844	18,664

Total paid-in capital	12	67,739	240,973	39,523
Foreign currency translation effects		(12,199)	(13,201)	(12,322)
Accumulated loss		(36,921)	(217,690)	(14,687)

Total equity		18,619	10,082	12,514

Non-current liabilities
Non-current lease liabilities		55	392	327

Total non-current liabilities		55	392	327

Current liabilities
Accounts payable		389	539	631
Income tax payable		—	97	—
Current lease liabilities		350	661	731
Public duties payable		364	209	320
Other current liabilities		1,459	1,866	2,483

Total current liabilities		2,562	3,372	4,165

Total liabilities		2,617	3,764	4,492

Total equity and liabilities		21,236	13,846	17,006

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Amounts in USD 000s	Note	Share capital	Share premium	Other paid-in capital	Foreign currency translation effects	Accumulated loss	Total equity
Balance at January 1, 2021		17,251	3,608	18,664	(12,322)	(14,687)	12,514
Feb 15th: Share issue	12	1,485	24,070				25,555
Mar 10th: Share issue	12	5	20				25
May 12th: Share issue	5,7,12	10					10
Aug 20th: Share issue	12	6	31				37
Employee Share Purchase Program	5,7,12	52	639				691
Share-based compensation	5,7,12			1,898			1,898
Loss for the period						(22,234)	(22,234)
Other comprehensive income					123		123

Balance at September 30, 2021		18,809	28,368	20,562	(12,199)	(36,921)	18,619

Balance at January 1, 2020		15,445	197,639	15,903	(12,992)	(198,183)	17,812
May 11th: Share issue	12	983	8,985				9,968
May 29th: Share issue	5,7,12	7		39			46
July 1st: share issue	5,7,12	70		616			686
Share-based compensation	5,7,12			1,286			1,286
Loss for the period						(19,507)	(19,507)
Other comprehensive income					(209)		(209)

Balance at September 30, 2020		16,505	206,624	17,844	(13,201)	(217,690)	10,082

Balance at January 1, 2020		15,445	197,639	15,903	(12,992)	(198,183)	17,812
May 11th: Share issue	12	983	8,985				9,968
May 29th: Share issue	5,7,12	7		39			46
July 1st: Share issue	5,7,12	70		615			685
November 9th: Share issue	12	746	7,234				7,980
Employee Share Purchase Program	5,7,12			52			52
Share-based compensation	5,7,12			2,055			2,055
Loss for the year						(26,754)	(26,754)
Allocation of Share Premium			(210,250)			210,250
Other comprehensive income					670		670

Balance at December 31, 2020		17,251	3,608	18,664	(12,322)	(14,687)	12,514

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Quarters		First nine months		Full year
Amounts in USD 000s	Note	Q3 2021	Q3 2020	2021	2020	2020
Operating activities
Profit (loss) before tax		(7,469)	(6,795)	(22,234)	(19,651)	(26,853)
Amortization and depreciation expense	8	460	430	1,374	1,280	1,719
Share-based compensation expense		534	1,064	1,898	1,981	2,755
Change in inventories		(95)	(140)	(234)	(198)	(139)
Change in accounts receivables		(35)	(72)	(271)	(194)	(414)
Change in accounts payable		(368)	(447)	(5)	100	141
Change in other working capital items		611	(69)	(289)	(751)	(618)
Other operating activities		67	(51)	(92)	470	579
Interest expense	9	—	(2)	(7)	(22)	(27)
Change in income taxes		—	—	—	27	(437)

Net cash flow used in operating activities		(6,295)	(6,082)	(19,860)	(16,958)	(23,294)

Investing activities
Purchases of property, plant and equipment	8	(20)	(51)	(129)	(91)	(152)
Payments on non-current receivables		(25)	56	(29)	74	75
Interest received	9	—	1	7	21	26

Net cash flow used in investing activities		(45)	6	(151)	4	(232)

Financing activities
Net proceeds from issue of shares		257	—	26,307	10,699	18,731
Payments on lease liabilities	8	(221)	(199)	(652)	(591)	(793)
Payment related to a financed asset purchase		—	—	—	(500)	(500)

Net cash flow from financing activities		36	(199)	25,655	9,608	17,438

Net change in cash and cash equivalents		(6,304)	(6,275)	5,644	(7,346)	(6,088)

Effect of foreign exchange rate changes		(13)	578	(4)	(1,076)	(740)
Opening cash and cash equivalents balance		19,255	11,401	7,298	14,126	14,126

Cash and cash equivalents at period end		12,938	5,704	12,938	5,704	7,298

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL

STATEMENTS

1	The Company and its business

IDEX Biometrics ASA (the Company) specializes in the design, development, and sale of fingerprint identification and authentication solutions based on patented and proprietary sensor technologies, circuit designs, software and algorithms, and enrolment techniques. IDEX Biometrics’ largest potential market is the biometric payment card market. The Company is a public limited liability company incorporated and domiciled in Norway. The address of the head office is Dronning Eufemias gate 16 at NO-0191 Oslo, Norway. There is one class of ordinary (i.e., common) shares, and all shares have equal rights. The Company’s shares are listed on the Oslo Børs, the stock exchange in Oslo, Norway, under the ticker IDEX. As of March 1, 2021, the Company registered 60,000,000 ordinary shares with the U.S. Securities and Exchange Commission, in association with the listing of 800,000 American Depositary Shares (each representing 75 of the Company’s ordinary shares) on the Nasdaq Capital Market, under the ticker IDBA.

IDEX Biometrics has wholly-owned subsidiaries in the United States, the United Kingdom, and the People’s Republic of China. The subsidiaries provide technical development services, sales facilitation, marketing assistance, and/or logistics processing for the parent company.

2	Basis of preparation and accounting policies

These Consolidated interim financial statements for the three- and nine-month periods ended September 30, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting and have not been subject to audit. These interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union. The accounting policies applied herein are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2020.    Amounts presented may not sum precisely due to rounding.

IDEX Biometrics operates in one operating segment, fingerprint imaging and recognition technology, and these interim financial statements present the full consolidation of the accounts of the Company and all subsidiaries, reflecting this operational focus.

Pursuant to IAS 1 Presentation of Financial Statements, a going concern assumption has been applied in the preparation of these interim financial statements.

These interim financial statements and the accompanying report were approved by the Board of Directors on November 3, 2021.

3	Risks

It is the duty of the Board of Directors to present the principal risks facing the Company in the conduct of its business. The Company’s major risk is its business risk, broadly meaning risks to its ability to generate revenue and earn profit. Future revenue generation will depend, among other such risks, on the

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

Company’s ability to market and profitably deliver products on a sustained basis, its ability to legally protect its intellectual property rights, its ability to scale its operations to maximize efficiencies, and its ability to retain current employees and to attract new employees. The ability to generate future revenue is also highly dependent on the pace of development of the market for biometric payment cards, which remains in an early stage.

The Company’s assets primarily consist of cash, working capital, and intangible assets. As of September 30, 2021, the Company had no indebtedness to financial institutions or other third-party lenders. The Company maintains liquidity by investing available funds in readily accessible, floating-interest rate bank accounts. The Company’s exposure to currency exchange rate changes is managed by maintaining an appropriate mix of cash deposits in the various currencies it utilizes for its operations.    The Company does not engage in any active hedging strategies. The U.S. Dollar is the dominant currency of the Company’s receivables and payables.

During the third quarter of 2021, the Company experienced vendor shipment delays associated with supply chain constraints within the semiconductor industry. The delays did not reduce third quarter revenue, but continued supply chain constraints may affect future inventory planning and timing of customer shipments. Semiconductor component availability may become a more significant risk factor as the Company’s backlog and unit volumes expand, as anticipated.

COVID-19 RISK:

The future progression of the COVID-19 pandemic and its effects on the Company’s business and operations are unknown and not predictable. There have not been any significant delays in development projects due to COVID-19. However, the pandemic did cause certain, short-term delays in 2020, including card certifications and the temporary postponement of customer activities (e.g., the start date of certain biometric card pilots).

The Company continues to monitor the potential impact of COVID-19 on its business and consolidated financial statements. During the second quarter of 2021, many restrictions on interpersonal contact, workplace access, and travel were relaxed or terminated. However, during the third quarter , the emergence of the “Delta” variant and other problematic strains of the COVID-19 virus caused authorities worldwide to reconsider steps to limit the spread of these more contagious strains of the virus. Should governments in the countries in which IDEX Biometrics operates reimpose restrictions on interpersonal contact, workplace access, and travel, it may experience reduced productivity, and customers and potential customers may delay orders.

4	Revenue from contracts with customers

The Company records revenue from the sale of biometric fingerprint sensor products and the delivery of technical development and other engineering services to its customers. Product-related revenue is recognized upon shipment, generally on an Incoterms EXW (i.e., ex-works) basis. Revenue is recognized according to the criteria of IFRS 15 Revenue from Contracts with Customers.

The balances of customer accounts receivable as of September 30, 2021, September 30, 2020, and December 31, 2020 were $758 thousand, $223 thousand, and $487 thousand, respectively. There were no contract asset or contract liability balances at any of these three dates.

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

	Quarters		First Nine Months		Full year
Amounts in USD 1,000	Q3 2021	Q3 2020	2021	2020	2020
EMEA	722	240	2,020	385	952
Americas	—	2	—	5	5
Asia-Pacific	9	4	30	30	56

Product revenue	731	246	2,050	420	1,013

EMEA	1	—	3	1	2
Americas	—	2	—	77	77
Asia-Pacific	—	—	—	(1)	3

Service revenue	1	2	3	77	82

Total revenue	732	248	2,053	497	1,095

5	Payroll expenses

	Quarters		First Nine Months		Full year
Amounts in USD 1,000	Q3 2021	Q3 2020	2021	2020	2020
Salary, payroll tax, benefits, other	4,537	3,177	12,956	10,403	14,917
Share-based compensation	507	1,098	1,871	2,063	2,755

Payroll expenses	5,044	4,275	14,827	12,466	17,672

Payroll expenses consist of costs for direct employees of the Company. Contractors are classified to Research and development costs or Other expenses as applicable.

The table below sets forth the number of employees, defined as full-time equivalents, by their function.

Full- time equivalents (FTEs) by function	September 30, 2021	September 30, 2020	December 31, 2020
Supply chain and distribution	2	2	2
Research and development	78	73	72
Marketing and sales	9	8	8
General and administrative	9	7	7

Total FTEs (excluding contractors)	98	90	89

Under IFRS, the presentation format of the Consolidated statement of profit and loss is not prescribed. Since the Company was established, management has elected to present operating expenses by their nature, in contrast to their function. Accordingly, Payroll expenses, as presented, includes the compensation and benefit costs for all employees. Purchases, net of inventory change, as presented, does not include the cost of personnel engaged in supply chain and distribution activities, Research and development expenses, as presented, does not include the cost of personnel assigned to departments engaged in research and development activities, and Other operating expenses, as presented, does not include the cost of personnel assigned to marketing, sales, general, and administrative activities.

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

6	Research and development expenses

Research costs are expensed when incurred. Development costs are expensed unless they qualify for capitalization. The Company’s patents and other intellectual property rights created are capitalized and recorded on the Statement of financial position only if they satisfy the criteria for capitalization. The Company has not capitalized development costs in any of the periods presented. Development costs related to the creation of intellectual property have been expensed when incurred.

	Quarters		First Nine Months		Full Year
Amounts in USD 1,000	Q3 2021	Q3 2020	2021	2020	2020
Gross R&D expenses	798	942	2,287	3,404	4,196
Government grants credited to cost	(139)	(12)	(139)	(1,365)	(2,301)

Net R&D expenses	659	930	2,148	2,039	1,895

In 2020, the Company claimed research and development tax relief in the UK relating to activities in 2017, 2018, and 2019. UK tax relief is recorded as grants and credited to Research and development expenses. Government support is recognized when it is probable the Company will qualify and receive support, and the amount can be measured reliably. Accordingly, the Norwegian Skattefunn grants are recorded in the fourth quarter each year.

7	Related party transactions

The chair of the Board of Directors, Morten Opstad, is a partner in the law firm Advokatfirma Ræder AS (Ræder). Ræder provided legal services to the Company during the first nine months of 2021, resulting in charges of approximately $155 thousand. The services include work related to the private placement of shares completed in February 2021. Mr. Opstad’s work on behalf of the Company beyond his Director duties is invoiced by Ræder.

Lawrence Ciaccia, a member of the Board of Directors, has served on the Company’s Strategy Advisory Council (SAC) since 2014, and is compensated $15 thousand per year for such service. Mr. Ciaccia also provides to the Company, pursuant to a written agreement, other consulting services, outside of his service on the SAC, for a fixed fee of $50 thousand per year.

8	Non-current assets

Amounts in USD 1,000	Goodwill	Intangible assets	Property, Plant, and Equipment	Right-of-use assets	Non-current receivables	Total non- current assets
Balance at January 1, 2021	968	2,442	1,667	1,016	75	6,168
Additions	—	—	130	79	26	235
Depreciation and impairment losses	—	(358)	(381)	(634)	—	(1,373)
Effects of changes in foreign currency	—	—	(3)	(80)	2	(81)

Balance at September 30, 2021	968	2,084	1,413	381	103	4,949

Balance at January 1, 2020	941	2,605	2,013	1,375	152	7,086
Additions	—	—	92	267	—	359
Disposals and retirements at cost	—	—	(38)	—	(56)	(94)
Depreciation and impairment losses	—	(289)	(403)	(588)	—	(1,280)
Depreciation on disposed and retired assets	—	—	38	—	—	38
Effects of changes in foreign currency	(70)	(193)	(41)	(37)	(24)	(365)

Balance at September 30, 2020	871	2,123	1,661	1,017	72	5,744

Balance at January 1, 2020	941	2,605	2,013	1,375	152	7,086
Additions	—	198	154	427	—	779
Settlements	—	—	—	—	(62)	(63)
Depreciation and impairment losses	—	(436)	(468)	(814)	—	(1,719)
Depreciation on disposed and retired assets	—	—	(109)	—	—	(109)
Effects of changes in foreign currency	27	75	77	28	(15)	194

Balance at December 31, 2020	968	2,442	1,667	1,016	75	6,168

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

Acquired intangible assets and intellectual property rights have been capitalized at the time of acquisition. These assets are depreciated over their respective economic lives. The major items depreciate over 9.5 years and 17.3 years from acquisition, through July 2024 and to the end of 2030, respectively. Goodwill is not amortized, but is tested for impairment at least annually or more frequently, if circumstances merit. The Company is one cash generating unit and assessed its goodwill as of September 30, 2021. No impairment charge was made.

9	Financial items

	Quarters		First Nine Months		Full year
Amounts in USD 1,000	Q3 2021	Q3 2020	2021	2020	2020

Interest income	1	1	7	21	26
Currency exchange gain	—	316	110	564	—

Total financial income	1	317	117	585	26

Interest expenses on lease liabilities	7	17	26	43	63
Currency exchange loss	3	293		1,029	414

Total financial expense	10	310	26	1,072	477

10	Income tax expense

As of December 31, 2020, the Company had accumulated tax losses of $226.0 million. No deferred tax asset associated with these accumulated tax losses has been recorded on the Statement of financial position, as there is not sufficient evidence that taxable profit will be generated, against which the unused tax losses could be applied. There are no restrictions as to how long tax losses may be carried forward in Norway.

11	Profit (Loss) per share

	First Nine Months		Full year
	2021	2020	2020

Profit (loss) attributable to the shareholders (USD 1,000)	(22,234)	(19,507)	(26,754)
Weighted average basic number of shares	902,313,068	753,486,077	767,069,645
Weighted average diluted number of shares	922,781,544	759,169,172	773,393,062

Profit (loss) per share, basic and diluted	USD (0.02)	USD (0.03)	USD (0.03)

The profit or loss per share is calculated by dividing the profit (loss) for the period by the weighted average number of ordinary shares outstanding for the period. Loss per share is calculated per basic share (i.e., without consideration for the dilutive effect of exercisable subscription rights).

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

12	Shares and subscription rights

Number of financial instruments	Incentive subscription rights	Shares
Balance at January 1, 2021	56,344,093	832,146,748
Feb 15th: Share issue		83,214,674
Mar 10th: Share issue		298,884
May 12th: Issued shares in lieu of board remuneration		535,583
Aug 20th: Share issue		365,280
Employee Stock Purchase Plan		2,946,019
Granted incentive subscription rights	13,649,300
Exercised incentive subscription rights	(612,013)
Expired/forfeited incentive subscription rights	(2,482,714)

Balance at September 30, 2021	66,898,666	919,507,188

Balance at January 1, 2020	52,875,043	717,988,732
May 11th: Share issue		65,341,413
May 29th: Issued shares in lieu of board remuneration		441,982
July 1st: Issued shares in lieu of cash compensation		4,318,523
Granted incentive subscription rights	7,892,900
Expired/forfeited incentive subscription rights	(5,930,800)

Balance at September 30, 2020	54,837,143	788,090,650

Balance at January 1, 2020	52,875,043	717,988,732
May 11th: Share issue		65,341,413
May 29th: Issued shares in lieu of board remuneration		441,982
July 1st: Issued shares in lieu of cash compensation		4,318,523
November 9: Share issue		42,528,181
Employee Stock Purchase Plan		1,527,917
Granted incentive subscription rights	10,452,000
Exercised incentive subscription rights	(52,150)
Expired/forfeited incentive subscription rights	(6,930,800)

Balance at December 31, 2020	56,344,093	832,146,748

From time to time, on a discretionary basis, IDEX Biometrics awards subscription rights for the purchase of ordinary shares to employees and individual contractors, pursuant to the terms of an annual subscription rights program approved by shareholders at that year’s annual general meeting (AGM). Such subscription rights are denominated in Norwegian Krone. Unless specifically resolved otherwise by the Board of Directors, 25% of each grant of subscription rights vests per year, beginning on the first anniversary of the AGM at which the program was approved, and the grant expires on the fifth anniversary of such AGM. Unvested subscription rights terminate on the holder’s last day of employment or termination of contract. Vested subscription rights may be exercised up to 90 days after such termination date. The weighted average exercise price of outstanding incentive subscription rights on September 30, 2021 was NOK 1.82 per share.

The fair value at grant date of a subscription right awarded to an employee is expensed over the vesting period of each tranche of the grant. The fair value of each tranche of a subscription right is determined using a Black-Scholes option pricing model, based on share prices quoted on the Oslo Børs and published interest rates. The Company’s social security tax obligations related to share-based remuneration are recorded on each balance sheet date, based on the earned value of the subscription rights outstanding, and the adjustment to the accrued balance is recorded as cost.

FINANCIAL STATEMENTS AND NOTES	THIRD QUARTER 2021

Since September 1, 2020, IDEX Biometrics has operated an employee stock purchase plan (ESPP), whereby employees may elect to invest a portion of their after-tax compensation in newly issued ordinary shares. Historically, employees made payroll contributions to the ESPP over the course of three-month contribution periods, after which they purchase shares at a 15% discount to the lesser of the share price at the beginning and ending of the offering period. On March 1, 2021, employees acquired 1,060,179 shares at NOK 1.83 per share. On June 1, 2021, employees acquired 972,642 shares at NOK 2.08 per share. On September 1, 2021, employees acquired 913,198 shares at NOK 2.10 per share. At the 2021 AGM, shareholders approved the amendment of the ESPP to extend the contribution period to six months, effective with the period beginning September 1, 2021.

The fair value at grant date of ESPP shares are expensed over the course of the six-month contribution period. The fair value is determined using a Black-Scholes option pricing model, based on share prices quoted on the Oslo Børs and published interest rates.

13	Inventory

Amounts in USD 1,000	September 30, 2021			September 30, 2020			December 31, 2020
	Cost	Reserves	Net	Cost	Reserves	Net	Cost	Reserves	Net

Raw Materials	549		549	324		324	460	(114)	346
Work in progress	159		159	110	(7)	103	25		25
Finished Goods	409	(23)	386	444	(37)	407	588	(100)	488

Total Inventory	1,117	(23)	1,094	878	(44)	834	1,073	(214)	859

Inventory, consisting of raw materials (primarily semiconductor components and substrates provisioned to the Company’s contract manufacturing partners), work-in-progress (primarily incomplete assemblies held by manufacturing partners), and finished goods (completed fingerprint sensing devices held by the Company and available for sale), is valued at the lower of cost or recoverable value, reflecting reserves based on aging and obsolescence. Period to period variations in reserve balances are caused by differences in the times between the identification of an impairment (i.e., the calculation of a reserve charge) and the physical disposal of the inventory in question. As of September 30, 2021, the Company maintained an inventory reserve of $23 thousand, reflecting disposals of previously reserved inventory during the prior year.

14	Events after the balance sheet date

The board of directors resolved on November 3, 2021 to issue 5,485,900 incentive subscription rights to employees and individual contractors of IDEX Biometrics. The grant was made under the Company’s 2021 Subscription rights plan. The exercise price of the subscription rights is NOK 2.65 per share, they vest by 25% per year, and expire on May 15, 2026. Following the grants, there are 72,384,566 subscription rights outstanding.

There have been no events between September 30, 2021, and the approval of these interim financial statements by the Board of Directors that have had any material impact on the Company’s results for the three and nine months ended September 30, 2021 or the value of the Company’s assets and liabilities as of September 30, 2021.